02024590

P.E 3-1-02
0-30456

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 6-K

## Report of Foreign Issuer

**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934**

RECD S.E.C.
MAR 2 1 2002
080

**For the month of March, 2002**

**Chartwell Technology Inc.**
(SEC File No: 0-30456)

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

**Suite 700, 407 2nd Street SW, Calgary, Alberta, Canada T2P 2Y3**
(Address of Principal Executive Office)

**Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F**

**Form 20-F X___ Form 40-F _______**

**Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.**

**Yes _______ No __X__**

**SIGNATURES**

**Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.**

CHARTWELL TECHNOLOGY INC.

**Date** March 19, 2002

**By:** [signature]
Barry H. Foster, Chief Financial Officer

Chartwell Technology Inc.

**PRESS RELEASE**

# BETANDWIN GAMING GROUP SELECTS CHARTWELL TECHNOLOGY

***Chartwell Technology Inc.*** ***CDNX: CWH***

**Calgary, Canada March 19, 2002, Chartwell Technology Inc. (CDNX: CWH) is very pleased to announce that its wholly-owned subsidiary, Chartwell Games Corp. has been selected as the online casino software supplier to Simon Bold (Gibraltar) Ltd a wholly-owned subsidiary of Austrian based BetandWin Gaming Group (BWIN.VI).**

This agreement, which resulted in the development of the Triple A Casino, www.triple-a-casino.com, allows members the opportunity to access and enjoy the entertaining gaming experience provided by Chartwell's full casino suite of no download Java games and our soon to be released suit of instant play Flash games.

With innovative web concepts and strong strategic partners, the BetandWin Gaming Group aims to become one of the leading international players in the online gaming industry, catering to a broad audience. With a player base of over 260,000 registered users at the end of 2001, BetandWin generated turnover of 62.3 million EUR compared to 17.3 million EUR from the previous year, positioning itself as one of the fastest growing online gaming operators in Europe.

"Our license agreement with BetandWin reflects our marketing focus on recognized gaming brands and our expansion within the European market," states Darold Parken, President and CEO of Chartwell, "We consider the European market to be a very significant contributor to both the future growth of Chartwell and the online gaming industry. The BetandWin Gaming Group is an exciting new gaming brand within this market and we are pleased to have been chosen as their technology partner".

**About BetandWin.com**

BetandWin Gaming Group is a public company based in Austria with its subsidiary Simon Bold (Gibraltar) Ltd. based and licensed in Gibraltar. The company's strategic concept is based on the pillars of betting, information and entertainment. Listed on the Vienna Stock Exchange under the symbol BWIN, BetandWin.com is using its unique Internet presence coupled with strong partnerships to become one of the world's leading online gaming companies.

**About Chartwell Technology Inc.** Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms. Chartwell's Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell's team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

**Chartwell invites you to preview and play our games at: www.chartwelltechnology.com**

For further information, please contact: **Chartwell Technology Inc.**


**Darold H Parken, President**
**(877) 261-6619 or (403) 261-6619**
**dhp@chartwelltechnology.com**

**David Bajwa, Investor Relations**
**(877) 699-4180 or (604) 669-4180**
**info@chartwelltechnology.com**



The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell's filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

kpmg

Consolidated Financial Statements of

# CHARTWELL TECHNOLOGY INC.

As at October 31, 2001 and 2000 and for each of the years in the three year period ended October 31, 2001

# AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Chartwell Technology Inc. as at October 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended October 31, 2001 and October 31, 2000 we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended October 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2001 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
December 14, 2001

# COMMENTS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company's ability to continue as a going concern, as referred to in note 1 to these consolidated financial statements. Our report to the shareholders dated December 14, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors' report when the facts are adequately disclosed in the financial statements.

Chartered Accountants

Calgary, Canada
December 14, 2001

# CHARTWELL TECHNOLOGY INC.

Consolidated Balance Sheets

As at October 31
(stated in Canadian dollars)

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 2,741,078 | $8,793,474 |
| Short term investments (note 12) | 3,350,007 | – |
| Accounts receivable | 1,200,036 | 143,753 |
| Prepaid expenses | 79,867 | 71,968 |
| | 7,370,988 | 9,009,195 |
| Available for sale long-term securities | 42,882 | 42,882 |
| Capital assets (note 5) | 303,392 | 327,745 |
| Deferred software development costs (note 6) | 220,144 | 330,220 |
| | $ 7,937,406 | $ 9,710,042 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 59,897 | $ 785,542 |
| Current portion of obligations under capital lease (note 7) | 12,668 | 12,486 |
| Deferred revenue | – | 299,789 |
| | 72,565 | 1,097,817 |
| Obligations under capital lease (note 7) | 13,446 | 17,363 |
| Shareholders' equity: | | |
| Share capital (note 8) | 14,511,135 | 14,418,635 |
| Deficit | (6,659,740) | (5,823,773) |
| | 7,851,395 | 8,594,862 |
| Continuing operations (note 1) | | |
| Commitments (note 13) | | |
| | $ 7,937,406 | $ 9,710,042 |

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed "Darold H. Parken" Director

Signed "Rod A. Ferguson" Director

# CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Loss and Deficit

Years ended October 31
(stated in Canadian dollars)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenue: | | | |
| Software set-up fees | $ 1,928,696 | $ 909,902 | $ 235,528 |
| Software license fees | 908,876 | 172,463 | – |
| Interest and other | 394,782 | 338,924 | 26,814 |
| | 3,232,354 | 1,421,289 | 262,342 |
| Expenses: | | | |
| Software development | 2,013,601 | 1,291,899 | 1,208,096 |
| General and administrative | 2,065,710 | 2,516,688 | 622,476 |
| Gain from extinguishment of debt (note 3) | (242,512) | – | – |
| Write-off of acquired inventory and equipment | – | – | 158,745 |
| Amortization of deferred software development costs | 110,076 | 110,074 | 108,824 |
| Interest | – | 6,884 | 64,425 |
| Equipment sales and consulting | – | – | 46,993 |
| Depreciation and amortization | 121,446 | 121,050 | 51,675 |
| | 4,068,321 | 4,046,595 | 2,261,234 |
| Loss from continuing operations | (835,967) | (2,625,306) | (1,998,892) |
| Loss from discontinued oil and gas operations (note 4) | – | – | (124,192) |
| Net loss | (835,967) | (2,625,306) | (2,123,084) |
| Deficit, beginning of year | (5,823,773) | (3,198,467) | (1,075,383) |
| Deficit, end of year | $(6,659,740) | $ (5,823,773) | $(3,198,467) |
| Net loss per share: | | | |
| from continuing operations | $ (0.05) | $ (0.20) | $ (0.18) |
| for the year | $ (0.05) | $ (0.20) | $ (0.19) |

See accompanying notes to consolidated financial statements.

# CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Cash Flow

Years ended October 31
(stated in Canadian dollars)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash provided by (used in): | | | |
| Operations: | | | |
| Net loss from continuing operations | $ (835,967) | $ (2,625,306) | $(1,998,892) |
| Write-off of acquired inventory and equipment | – | – | 158,745 |
| Depreciation and amortization | 121,446 | 121,050 | 56,167 |
| Amortization of deferred software development costs | 110,076 | 110,074 | 108,824 |
| Deferred revenue | (299,789) | (123,014) | 422,803 |
| Change in non-cash working capital: | | | |
| Accounts receivable | (1,056,283) | 150,150 | (227,746) |
| Prepaid expenses | (7,899) | (5,495) | (52,501) |
| Accounts payable and accrued liabilities | (725,645) | 437,737 | (20,853) |
| | (1,789,827) | 582,392 | (301,100) |
| | (2,694,061) | (1,934,804) | (1,553,453) |
| Financing: | | | |
| Issue of debenture for cash | – | – | 500,000 |
| Issue of shares | 92,500 | 1,447,500 | 18,750 |
| Issue of special warrants | – | 10,075,000 | 932,800 |
| *Share and special warrant issue costs* | – | *(816,416)* | – |
| Repayment of lease obligations | (3,735) | (230,375) | (73,711) |
| Long-term debt | – | (42,625) | (5,223) |
| | 88,765 | 10,433,084 | 1,372,616 |
| Investments: | | | |
| Cash acquired on acquisition of Gateway Technology Inc. (note 3) | – | – | 68,285 |
| Purchase of short term investments | (3,350,007) | – | – |
| Software development costs | – | – | (157,490) |
| Purchase of capital assets | (97,093) | (314,715) | (75,410) |
| | (3,447,100) | (314,715) | (164,615) |
| Discontinued operations: | | | |
| Operating loss | – | – | (10,795) |
| Proceeds on sale of petroleum and natural gas properties | – | – | 127,750 |
| | – | – | 116,955 |
| Increase (decrease) in cash | (6,052,396) | 8,183,565 | (228,497) |
| Cash and cash equivalents, beginning of year | 8,793,474 | 609,909 | 838,406 |
| Cash and cash equivalents, end of year | $ 2,741,078 | $ 8,793,474 | $ 609,909 |

See accompanying notes to consolidated financial statements.

Chartwell Technology Inc. (the "Company") is incorporated under the Business Corporations Act (Alberta). The Company specializes in the development of leading edge games and entertainment content for Internet and Intranet deployment. The Company's software products and games are designed for use in gaming, entertainment, advertising and promotional applications.

**1. Continuing operations:**

The Company has no history of generating cash flow from operations. Although the Company earns license and royalty revenue from its software, that revenue is not yet at a level at which profitability can be sustained. The Company currently has sufficient cash to fund its business plan for the next fiscal year.

**2. Significant accounting policies:**

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gateway Technology Inc. ("GTI"), a United States company, and Chartwell Games Corp. ("CGC") (formerly Gaming Tech Corporation), a Belize company. GTI is a US incorporated company which was acquired on November 1, 1998 and Gaming Tech was incorporated in Belize and commenced operations November 1, 1999. The accounting policies of the Company are in accordance with generally accepted accounting principles in Canada and Canadian dollars is the functional currency. Except for the information disclosed in note 16 there are no material differences between Canadian and United States generally accepted accounting principles in these consolidated financial statements.

(b) Cash and cash equivalents:

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amount shown in the financial statements.

**2. Significant accounting policies (continued):**

(c) Capital assets:

Capital assets are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

| | |
|---|---|
| Capital assets under lease | 30% |
| Computer equipment | 30% |
| Furniture and equipment | 20% |

The Company followed the full cost method of accounting for its petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves were capitalized into a single Canadian cost centre. Such costs included land acquisition costs, geological and geophysical expenses, cost of drilling both productive and non-productive wells, tangible production equipment, and that portion of general and administrative expenses directly attributable to exploration and development activities.

The Company applied a "ceiling test" to capitalized costs to ensure that such costs did not exceed the estimated value of future net revenues from estimated production of proven reserves, using prices and costs in effect at the Company's year-end. Future net revenues were calculated after deducting general and administrative costs, financing costs, income taxes and future site restoration and abandonment costs.

Capitalized costs were depleted using the unit-of-production method based on estimated proven reserves, before royalties, as determined by an independent engineer. For purposes of the depletion calculation, natural gas reserves and production were converted to equivalent volumes of crude petroleum based on the energy equivalent ratio of six thousand cubic feet of natural gas to one barrel of crude petroleum.

(d) Research and deferred software development:

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under generally accepted accounting principles. The criteria are the establishment of technical feasibility, identification of a market for the software, the Company's intent to market the software, and the existence of adequate resources to complete the project. To October 31, 2001, the Company has deferred the purchase cost of acquired software which is being amortized over its expected useful life of five years. No other software development costs have been deferred.

Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

**2. Significant accounting policies (continued):**

(e) Foreign currency translation:

The Company uses the temporal method of foreign currency translation to translate the accounts of its foreign subsidiary. Monetary items are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(f) Revenue recognition:

Revenue is recognized in accordance with the terms of the Company's various licensing agreements. Software set-up fees, which require software customization, modification and integration are recognized following the completed contract method. Licensing revenue including revenue related to software maintenance and upgrades, is recognized on an accrual basis as earned over the life of the licensing agreement.

(g) Per share amounts:

Loss per share has been calculated using the weighted average number of common shares outstanding during the year, which were 15,616,063 (2000 – 12,807,211, 1999 - 10,906,801). Diluted per share amounts, which are calculated using the treasury stock method, have not been shown as the results would be anti-dilutive.

(h) Use of estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(i) Income taxes:

The Company follows the liability method of accounting for income taxes, under which future income tax assets and liabilities are determined based on "temporary differences" and are measured using the current, or substantially enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

(stated in Canadian dollars)

**2. Significant accounting policies (continued):**

(j) Stock option plan:

The Company has a stock option plan which is described in note 9(c). No compensation expense is recognized under the plan when stock options are issued. The consideration paid on exercise of stock options is credited to share capital.

**3. Acquisition of wholly-owned subsidiary:**

On November 1, 1998, the Company acquired all of the issued and outstanding shares of GTI, a Delaware corporation, by issuing 1,000,000 common shares in escrow and 50,000 common shares, at $1.00 per share, to a third party as a finder's fee. Under the terms of the Escrow Agreement, the 1,000,000 shares are held and released on the basis of one share for each $1.00 of cash flow from operations generated by GTI. Shares remaining in Escrow at October 31, 2003 are to be returned to the Company and cancelled. Since the likelihood of positive future cash flows in GTI cannot be determined beyond a reasonable doubt, these shares are contingent consideration and their issue, although recognized in these financial statements have been valued at $nil consideration. As shares are released from escrow, they will be recorded as an additional cost of the acquisition at that time. GTI is a development stage corporation and is a computer hardware and software integrator that specializes in Internet and Intranet based computing. The acquisition has been accounted for as a purchase and accordingly the results of operations of this business have been consolidated since the date of acquisition. The following is a summary of the purchase consideration and net assets acquired:

| | |
|---|---|
| Cash | $ 68,285 |
| Software | 391,628 |
| Capitalized assets | 229,839 |
| Net working capital deficiency | (341,947) |
| Long-term debt | (297,805) |
| Net assets acquired | $ 50,000 |

The Company has determined that $242,512 of liabilities which were recognized upon the acquisition are no longer payable, and therefore these amounts have been recognized as income in the current year.

(stated in Canadian dollars)

## 4. Discontinued operations:

On February 1, 1999, the Company sold its petroleum and natural gas properties business segment for proceeds of $127,750 cash. The Company recognized a loss of $113,397 on the sale. The operating results of this business segment for all years presented are reflected as "discontinued operations".

The statement of net income (loss) for the petroleum and natural gas properties business segment was as follows:

| | Period ended February 1, 1999 | Year ended October 31, 1998 |
|---|---|---|
| Revenue | $ 27,911 | $ 137,411 |
| Royalties | (8,316) | (32,267) |
| | 19,595 | 105,144 |
| Expenses: | | |
| Operating | 25,898 | 78,118 |
| Depletion | 4,492 | 130,747 |
| | 30,390 | 208,865 |
| Loss on disposition | (113,397) | – |
| Net income (loss) from discontinued operations | $ (124,192) | $ (103,721) |

Included in depletion expense for the year ended October 31, 1998 is $80,000 related to a write-down of petroleum and natural gas properties.

## 5. Capital assets:

| 2001 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Capital assets under lease | $ 47,005 | $ 24,641 | $ 22,364 |
| Computer equipment | 476,602 | 246,778 | 229,824 |
| Furniture and equipment | 78,582 | 27,378 | 51,204 |
| | $ 602,189 | $ 298,797 | $ 303,392 |

(stated in Canadian dollars)

## 5. Capital assets (continued):

| 2000 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Capital assets under lease | $ 46,322 | $ 20,381 | $ 25,941 |
| Computer equipment | 375,076 | 134,334 | 240,742 |
| Furniture and equipment | 80,429 | 19,367 | 61,062 |
| | $ 501,827 | $ 174,082 | $ 327,745 |

## 6. Deferred software development costs:

| | 2001 | 2000 |
|---|---|---|
| Software development costs | $ 549,118 | $ 549,118 |
| Less: accumulated amortization | (328,974) | (218,898) |
| Net book value | $ 220,144 | $ 330,220 |

## 7. Capital leases:

The capital lease obligations were incurred to purchase computer and office equipment, the following is a summary of the capital lease obligations at October 31, 2001:

| | |
|---|---|
| Capital lease obligation | $ 26,114 |
| Less current portion | (12,668) |
| | $ 13,446 |

The following is a schedule by years of future minimum lease payments together with the net present value as at October 31, 2001:

| | |
|---|---|
| Fiscal year ending: | |
| 2002 | $ 13,468 |
| 2003 | 8,796 |
| 2004 | 6,728 |
| 2005 | 3,195 |
| Total minimum lease payments | 32,187 |
| Less interest amount | (6,073) |
| | $ 26,114 |

(stated in Canadian dollars)

8. **Share capital:**

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

| | Number of Shares | Amount |
|---|---|---|
| Common shares: | | |
| Balance, October 31, 1998 (i) | 9,630,501 | $ 2,211,001 |
| Issued on acquisition of GTI (note 3) | 1,000,000 | – |
| Issued for finder's fee on acquisition of GTI (note 3) | 50,000 | 50,000 |
| Issued for cash on exercise of stock options | 125,000 | 18,750 |
| Issued on conversion of debentures payable | 500,000 | 500,000 |
| Balance, October 31, 1999 | 11,305,501 | 2,779,751 |
| Issued for cash on exercise of stock options | 45,000 | 72,500 |
| Issued on conversion of Special Warrants (iii) | 550,000 | 932,800 |
| Issued for cash on exercise of warrants (iii) | 550,000 | 1,375,000 |
| Issued on conversion of Special Warrants (ii) | 3,100,000 | 9,258,584 |
| Balance, October 31, 2000 | 15,550,501 | $ 14,418,635 |
| Issued for cash on exercise of stock options | 20,000 | 20,000 |
| Issued for cash on exercise of warrants | 58,000 | 72,500 |
| Balance, October 31, 2001 | 15,628,501 | $14,511,135 |

(i) 375,000 shares are held in escrow on behalf of the principals of the Company and are subject to the direction and determination of the regulatory authorities in the Province of British Columbia.

955,400 shares are held in escrow on behalf of the principals of the Company and others and subject to the direction and determination of the regulatory authorities in the Province of Alberta.

Pursuant to the Company's acquisition of all of the issued shares of GTI, 1,000,000 shares are held in escrow and are realizable from time to time as to one escrowed share for each $1.00 of cash flow generated by GTI subsequent to its acquisition by the Company. At October 31, 2001 all these shares remain held in escrow.

The Company has agreed to issue an additional 25,000 shares as a finder's fee in connection with the acquisition of GTI. This additional share issue will be subject to regulatory approval and will be subject to escrow as determined by regulatory authorities. As of October 31, 2001, these shares have not been issued.

(stated in Canadian dollars)

**8. Share capital (continued):**

(b) Issued (continued):

(ii) On March 10, 2000, the Company received $10,075,000, less $816,416 of related issue costs, through a private placement of 3,100,000 Special Warrants. These Special Warrants entitle the holder to acquire one common share and one half common share purchase warrant. Each whole purchase warrant entitles the holder thereof to acquire one common share of the Company at a price of $3.80 and is exercisable for a period of one year from the date of issue. In conjunction with the issue of Special Warrants, the Company issued to its Agent 310,000 broker warrants and 500,000 warrants to a financial consultant as compensation for financial advisory services. Each warrant entitled the holder to acquire an option to purchase one common share at a price of $3.25 per share, exercisable until March 10, 2001. These warrants have expired.

On July 14, 2000 the 3,100,000 Special Warrants were converted to 3,100,000 common shares and 1,550,000 purchase warrants. These warrants expired on March 10, 2001.

(iii) During the year ended, October 31, 1999 the Company received $1,000,000 through a private placement of 500,000 Special Warrants. The Special Warrants originally entitled the holder to acquire one common share and one warrant. Each warrant entitled the holder thereof to acquire one common share of the Company at a price of $2.50 until May 26, 2000. The Company did not complete the prospectus filing to clear the securities by September 24, 1999 and, accordingly, the Special Warrants were convertible or exchangeable for 1.1 common shares and 1.1 warrants each. All of the Special Warrants were converted to common shares, and in addition, 550,000 warrants to purchase common shares were exercised at $2.50 per common share.

(c) Stock options and warrants:

The Company has a stock option plan for its directors, officers, employees and key consultants whereby an amount of options to a maximum of 3,110,100 shares may be granted subject to certain terms and conditions. Stock option vesting privileges are at the discretion of the Board. The exercise price for stock options granted is no less than the quoted market price on grant date.

(stated in Canadian dollars)

**8. Share capital (continued):**

(c) Stock options and warrants:

Changes in the number of options, with these weighted average exercise prices are summarized below:

| | October 31, 2001 | | October 31, 2000 | |
|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding, beginning of year | 1,777,532 | $1.02 | 897,532 | $ 1.88 |
| Granted | 579,100 | 1.35 | 1,025,000 | 3.16 |
| Exercised | (209,200) | 0.67 | (45,000) | 1.61 |
| Forfeited | (135,866) | 1.03 | (100,000) | 3.00 |
| Outstanding, end of year | 2,011,566 | $1.15 | 1,777,532 | $ 2.77 |

On June 5, 2001 the Company re-priced certain employee stock options with an original exercise price ranging from $1.77 to $4.20, to a new exercise price ranging from $1.06 to $1.17.

The following table summarizes information about the stock options outstanding at October 31, 2001:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Number | Weighted Average Exercise Price |
| $ 1.00 - $ 1.25 | 1,811,066 | 3.5 | $ 1.07 | 180,533 | $ 1.02 |
| 1.26 1.75 | 50,000 | 2.1 | 1.50 | 50,000 | 1.50 |
| 1.76 2.10 | 150,500 | 5.3 | 2.01 | 16,666 | 2.09 |
| $ 1.00 - $ 2.10 | 2,011,566 | 3.6 | $ 1.15 | 247,199 | $ 1.19 |

In November 2000, 58,000 of the 1998 warrants were converted to common shares and the remaining 192,000 warrants expired.

(stated in Canadian dollars)

## 9. Related party transactions:

For the year ended October 31, 2001, the Company paid legal fees of $60,000 (2000 - $62,000) and consulting fees of $162,000 (2000 - $135,000) to various directors of the Company in the normal course of business. These transactions were measured at the exchange amount and recorded in general and administrative expenses.

Included in accounts receivable is $29,908 (October 31, 2000 - $14,487) due from Company officers, directors and employees.

Effective November 1, 1999, the Company sold its Internet gaming software application, Casino Casino, to its wholly-owned subsidiary, CGC. The sale includes the source code for the Casino Casino software and exclusive rights to all gaming or wagering applications of the Software. The Company and its wholly-owned subsidiary, GTI, have also assigned to CGC all existing licensing agreements relating to the Casino Casino software. Included in the purchase was $192,977 of accounts receivable from sub-licensees. CGC operates independently of the Company. There are no common employees, officers or directors.

## 10. Income taxes:

The Company has adopted the liability method of accounting for income taxes effective November 1, 1999. This method was adopted retroactively without restatement of prior periods. Prior to November 1, 1999 income taxes were accounted for using the deferral method.

Income tax recovery differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the net loss for the year. The reasons for the differences are as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net loss | $ (835,967) | $ (2,625,306) | $(1,998,892) |
| Combined Canadian federal and provincial statutory rate | 42.6% | 43.6% | 44.6% |
| Computed recovery | (356,121) | (1,144,633) | (891,506) |
| Non-tax-based amortization | 44,605 | 47,992 | 31,939 |
| Difference in foreign tax rates | (762,816) | 5,338 | 60,000 |
| Benefit of future tax assets not recognized | 1,063,778 | 802,625 | 799,567 |
| Non deductible expenses | 10,554 | 288,678 | – |
| Actual recovery | $ – | $ – | $ – |

The adjustment in respect of differences in foreign tax notes includes amounts arising from the differences in taxable income in the various jurisdictions in which the Company operates.

(stated in Canadian dollars)

## 10. Income taxes (continued):

The components of the Company's net future income tax asset at October 31, 2001, no portion of which has been recorded in these financial statements, are as follows:

| | Canada | United States | Total |
|---|---|---|---|
| Benefit of non-capital/net operating losses | $ 1,491,465 | $ 25,235 | $ 1,516,700 |
| Capital assets | 88,000 | – | 88,000 |
| Benefit of share issue costs | 185,300 | – | 185,300 |
| Resource deductions | 99,100 | – | 99,100 |
| Deferred development costs | 349,900 | – | 349,900 |
| | $ 2,213,765 | $ 25,235 | $ 2,239,000 |

As at October 31, 2001, the Company has Canadian unrecognized loss carry-forwards for income tax purposes of approximately $4,187,000 (2000 - $1,367,000) available for deduction against future years' taxable income. These losses expire as follows:

| | |
|---|---|
| 2002 | $ 123,412 |
| 2003 | 85,773 |
| 2004 | 136,870 |
| 2005 | 140,519 |
| 2006 | 955,395 |
| 2007 | 2,745,188 |
| | $ 4,187,157 |

In addition, for income tax purposes GTI has net operating losses carry-forward of $74,243 (2000 - $301,353) available for deduction against future year's taxable income in the United States. These losses expire between 2018 and 2019.

## 11. Change in accounting policy:

Effective November 1, 1999 the Company has adopted the treasury stock method to calculate diluted per share amounts. This method has been adopted retroactively, and had no effect on previously recorded diluted per share amounts.

(stated in Canadian dollars)

### 12. Financial instruments:

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and capital lease obligations. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. It is management's opinion that the Company is not exposed to significant interest and or credit risk. The Company's short term investments consist of investments in low risk, fixed interest, corporate bonds. A substantial portion of the Company's revenue is exposed to currency fluctuations.

### 13. Commitments:

(a) Royalty:

Pursuant to a software acquisition agreement, the Company is required to pay a royalty of 5% net receipts received in connection with the operation and management of an online or Intranet/Internet entertainment and game playing website by clients of the Company or other licensing of the software by the Company. The Company has granted a first fixed charge on the software to the Royalty holder.

(b) Operating leases:

The Company operates from leased premises. Future minimum annual payments under the leases are as follows:

| | |
|---|---|
| 2002 | $ 159,000 |
| 2003 | 159,000 |
| 2004 | 159,000 |
| 2005 | 79,500 |

### 14. Segmented information:

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA.

The Company's software set-up and license fees are from domestic and foreign entities and originate from the following countries of operation:

| 2001 | Canada | Belize | Total |
|---|---|---|---|
| Software set-up fees | $ 212,361 | $ 1,716,335 | $ 1,928,696 |
| Software license fees | $ 67,022 | $ 841,854 | $ 908,876 |

| 2000 | Canada | Belize | Total |
|---|---|---|---|
| Software set-up fees | $ 44,375 | $ 865,527 | $ 909,902 |
| Software license fees | $ – | $ 172,463 | $ 172,463 |

(stated in Canadian dollars)

## 15. Differences in generally accepted accounting principles between Canada and the United States:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles "Canadian GAAP". Any differences in United States generally accepted accounting principles ("U.S. GAAP") as they pertain to the Company's financial statements are not material except as follows:

(a) Reconciliation of Canadian GAAP Loss to U.S. GAAP Net Loss:

The effect on the loss for each of the years in the three year period ended October 31, 2000 of the differences between Canadian GAAP and US GAAP is summarized as follows:

| | Years ended October 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Net loss from continuing operations for the period as reported in accordance with Canadian GAAP | $ (835,967) | $ (2,625,306) | $ (1,998,892) |
| Beneficial conversion feature interest expense | – | – | (125,000) |
| Repricing of stock options | (702,660) | – | – |
| Stock based compensation expense: | | | |
| APB 25 | (37,580) | (118,785) | 30,272 |
| FAS 123 | (94,870) | – | (58,000) |
| Net loss from continuing operations under U.S. GAAP | (1,671,077) | (2,744,091) | (2,151,620) |
| Income (loss) from discontinued oil and gas operations | – | – | (124,192) |
| Difference arising from application of US GAAP ceiling test | – | – | 96,116 |
| | – | – | (28,076) |
| Net loss under U.S. GAAP | (1,671,077) | (2,744,091) | (2,179,696) |
| Deficit, beginning of year, under U.S. GAAP | (6,155,830) | (3,411,739) | (1,232,043) |
| Deficit, end of year, under U.S. GAAP | $ (7,826,907) | $ (6,155,830) | $ (3,411,739) |
| Net loss per share, basic: | | | |
| From continuing operations (after extraordinary items) | $ (0.11) | $ (0.21) | $ (0.23) |
| Discontinued operations | – | – | (0.00) |
| Net loss | (0.11) | (0.21) | (0.23) |
| Weighted average shares for basic EPS | 15,616,063 | 13,126,530 | 9,430,141 |

(stated in Canadian dollars)

**15. Differences in generally accepted accounting principles between Canada and the United States (continued):**

Under U.S. GAAP the gain from extinguishment of debt included within the income statement would be classified as an extraordinary item in accordance with SFAS No. 4, "Reporting Gains and Losses for Extinguishment of Debt". Loss per share before extraordinary items was $0.09.

For U.S. GAAP purposes of the amounts of interest income would not be included in the subtotal of revenue.

The components of comprehensive income are as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net loss – US GAAP | $(1,671,077) | $ – | $ – |
| Other comprehensive income: | | | |
| Change in fair value of available for sale long-term securities | 27,625 | – | – |
| Comprehensive income (loss) | $(1,643,452) | $ – | $ – |

Balance sheet items which vary in conformity with US GAAP and SEC requirements:

| | 2001 | 2000 |
|---|---|---|
| Assets: | | |
| Available for sale long-term securities | $ 70,507 | $ 42,882 |
| Shareholders' Equity: | | |
| Common Stock | $ – | $ – |
| Accumulated other comprehensive income | 27,625 | – |
| Deficit | (7,826,907) | (6,155,830) |
| | $ (7,799,282) | $(6,155,830) |

There are no variations between the amounts of assets and liabilities and those amounts measured using U.S. GAAP.

(stated in Canadian dollars)

**15. Differences in generally accepted accounting principles between Canada and the United States (continued):**

(b) Stock based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123. The fair value of the options granted to consultants and other third parties is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions for grants; expected volatility of 100%, risk free interest rate of 6% and expected option lives of 5 years.

With the exception of 50,000 options granted to a consultant in the year ended October 31, 1999, and 50,000 options granted to a consultant in the year ended October 31, 2001, all options granted to date have been fixed and granted to employees, directors and officers of the Company. $94,870 (1999 - $58,000) has been charged against income for those options in 2001.

The Company has calculated the fair value of stock options granted to employees, directors and officers under the minimum valued method using the Black Scholes option pricing model with the following weighted-average assumptions:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Risk free interest rate | 6% | 6% | 6% |
| Volatility | 100% | 100% | 100% |
| Expected option life (in years) | 5 | 5 | 5 |
| Dividend yield | 0% | 0% | 0% |

(stated in Canadian dollars)

**15. Differences in generally accepted accounting principles between Canada and the United States (continued):**

(b) Stock based compensation (continued):

Had the Company determined compensation costs based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with US GAAP would have been as reported in the following table. The Company has not recognized in income any amount under SFAS 123 for stock-based employee compensation expense. These pro forma earnings reflect compensation cost amortized over the options' vesting period.

| | Years ended October 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Net loss under U.S. GAAP | | | |
| As reported | $ (1,671,077) | $ (2,744,091) | $(2,179,696) |
| Pro forma | (1,889,073) | (3,656,095) | (3,270,775) |
| Basic loss per common share: | | | |
| As reported | $ (0.11) | $ (0.21) | $ (0.23) |
| Pro forma | (0.12) | (0.28) | (0.35) |

(c) Additional disclosures under U.S. GAAP:

(i) The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to U.S. GAAP. Under U.S. GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet. For the three years ended October 31, 2001 there are no items classified as other comprehensive income, with the exception of a change in the fair value of available for sale securities of $27,625 for the year ended October 31, 2001.

(ii) The 2,330,400 common shares held in escrow for the year ended October 31, 2001 (2000 – 1,627,700 and 1999 - 1,476,660), have not been included in the calculation of basic or diluted earnings per share as doing so would be anti-dilutive.

**15. Differences in generally accepted accounting principles between Canada and the United States (continued):**

(c) Additional disclosures under U.S. GAAP (continued):

(iii) Under US GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date) plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, this "ceiling test" is calculated without application of a discount factor. At October 31, 1997 the application of the full cost ceiling test under US GAAP resulted in a write-down of capitalized costs of $98,100. At October 31, 1998 the application of the full cost ceiling test under US GAAP resulted in a write-down of capitalized costs of $95,700.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of write-down under US GAAP, the charge for depletion will differ in subsequent years.

Under Canadian GAAP, all costs in new cost centres, including costs of exploratory dry holes, may be capitalized unless such amounts are not considered recoverable in the future. Under US GAAP such costs, including those in new cost centres, are subject to the full cost ceiling test and write-downs, if any, are included as additional depletion.